**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer***
Manta Biofuel, Inc.

***Legal status of Issuer***

       ***Form***
       Corporation

       ***Jurisdiction of Incorporation/Organization***
       Delaware

       ***Date of Incorporation***
       June 18, 2018

***Physical Address of Issuer***
11438 Cronridge Drive, Suite E, Owings Mills, MD 21117,United States

***Website of issuer***
https://mantabiofuel.com/

***Current Number of Employees***

4

| | Most recent fiscal year-end (2021) | Prior fiscal year-end (2020) |
|---|---|---|

| | | |
|---|---|---|
| **Total Assets** | $1,077,392.97 | $297,391 |
| **Cash and Cash Equivalents** | $1,077,392.97 | $218,623 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $170,345.18 | $417,880 |
| **Long-term Debt** | $770,345.18 | $250,000 |
| **Revenues/Sales** | $9,567.96 | $66,767 |
| **Cost of Goods Sold** | $856,950.53* | $22,657 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $(877,536.30) | $(420,149) |

*"Total Operating Expenses" in Financial Statements

**April 15, 2022**

**FORM C-AR**

**Manta Biofuel, Inc.**



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Manta Biofuel, Inc., a Delaware corporation ("**Manta,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://mantabiofuel.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 26, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

**TABLE OF CONTENTS**

## ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

## SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

Manta Biofuel, Inc. is a Delaware Corporation incorporated on June 18, 2018 Before its incorporation in Delaware, the Company was organized as a Maryland limited liability company on August 4, 2014.

The Company is located at 11438 Cronridge Drive, Suite E, Owings Mills, MD 21117, United States.

The Company's website is https://mantabiofuel.com/

The Company conducts business in Maryland.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/manta-biofuel.


**RISK FACTORS**


*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***The amount of capital maintained by the Company may not be enough to sustain the Company's current business plan.***
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.***

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 1,800,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, we are dependent on our board of directors, executive officers and key employees. There can be no assurance that they will continue to be employed by or affiliated the Company for a particular period of time. The loss of any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and

procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in government regulation could adversely impact our business.***
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We may implement new lines of business or offer new products and services within existing lines of business.***
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***Changes in employment laws or regulation could harm our performance.***
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.***
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

***The development and commercialization of our products is highly competitive.***
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***The Company could be negatively impacted if found to have infringed on intellectual property rights.***
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.
Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.***
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

***The Company intends to use the proceeds from the Offering for unspecified working capital.***
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from our Regulation Crowdfunding Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does

not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.***

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**Description of the Business**
Manta Biofuel produces cost competitive renewable crude oil from algae. We grow algae in open, unlined ponds and remove the biomass from water via our proprietary magnetic harvester and nanoparticles. Our oil fights global warming, democratizes energy production to American farmers, and will cost the same as fossil fuel.

**Business Plan**
The company generates money via the sale of renewable oil for the purposes of heat and power generation. In addition, the company sells its production equipment and services to a variety of wastewater and environmental remediation customers.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Renewable Oil | First ever profitable renewable fossil fuel replacement from algae | Business to Business, Heating Oil, Universities, $10B TAM |
| Harmful Algae Bloom Removal | Algae removal services | Private homeowners and public regulatory bodies looking to reduce the negative effects of Harmful Algae Blooms (HABs); $100M+ in annual economic damage |
| Wastewater Treatment | Wastewater Treatment | Municipal wastewater treatment facilities, OEMs, engineering consultants |
| Pond / Lake Remediation | Use of our proprietary algal harvesting technology for the remediation of ponds and lakes. This technology has been demonstrated to remove both algae and excessive nutrients, such as phosphorus, from ponds experiencing algal blooms. It is early stage of this market expansion, but it is our most direct path to accelerating revenue generation. Additionally, the algae removed from these remediated ponds could be used as a biomass source for conversion into biofuels as well. | Private homeowners, community associations, and municipal bodies dealing with unwanted algal blooms and hyper-eutrophic bodies of water; current estimated market size for pond / lake management is >$200 M |

**Competition**
There are no competitors producing algae biofuels because they have not been able to produce a system that is as cost-effective as ours. Other non-algae biofuels on the market include ethanol and biodiesel. Not only are these alternatives more expensive than ours, they are not drop-in replacements for fossil fuel like our algae oil. This means that they cannot be a fully renewable product (e.g. you may have seen E15 gasoline at the station- if ethanol is blended at higher rates than 15%, performance begins to decrease).

In addition to the biofuels market, Manta has a unique value proposition in the lake / pond remediation market. Leveraging our proprietary, low cost, algal harvesting technology offers a sustainable solution to clean bodies of water experiencing algae blooms due to excessive nutrients. Current treatment techniques rely on adding chemicals such as algicides and alum to the ponds and lakes to provide temporary improvement of the conditions. Our technology removes excessive algae growth and significantly reduces excessive nutrients that caused the bloom in the first place and does so without the addition of chemicals to the pond.

**Customer Base**

Our beachhead market is universities using heating oil on-prem to power campus operations. Most universities have a strong sustainability commitment and make for an excellent first customer set. We have made initial sales to local residential heating oil users.

The customer base for the pond and lake remediation market includes lake management service providers who would buy or lease our technology as well as private pond owners, community associations who manage community lakes and ponds, and local municipal groups responsible for care of community watersheds who would be direct clients for our remediation services. Additionally, Manta's technology could be deployed for cleaning commercial wastewater ponds used in industry.

**Supply Chain**
We obtain our products from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

**Intellectual Property**

*Patents and Provisional Patent Applications*

| Patent/Publication Number/ Patent # | Type | Title | File/Grant Date | Country |
|---|---|---|---|---|
| US20140248680A1 | Utility Patent | Compositions and Methods for Collecting Algae | Granted 4/18/2017 | USA |
| PCT/US2019/027851 | Utility Patent | System for Collecting and Harvesting Algae for Biofuel Conversion | Filed 4/18/2018 | USA |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**
The Company is unaware of any threatened or actual litigation against it.

## DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Ryan Powell | Director, Chief Technology Officer | Manta Biofuel 2014- Present | Ph.D., Algal Biofuels - University of Maryland College Park & University of Maryland Center for |

| | | | Environmental Science |
|---|---|---|---|
| Onur Unal | Co-Founder/Advisor, Director | Manta Biofuel 2014- Present | M.B.A. Business Administration - Penn State University |

**Ryan Powell**

At Manta, solutions are developed to produce and market cost competitive renewable crude oil. Ryan's entrepreneurial education, personal experiences, and the company culture are the keys to their success. Long before starting the company Ryan grew up in rural Ohio on a 2000 acre family farm. This experience provided first hand knowledge of what can and cannot be done to economically manage large tracts of land and large volumes of commodity biomass. After leaving the farm he completed his undergraduate degree and ultimately completed a PhD focused on algal biofuels. This provided the technical expertise to understand what has been tried in algal biofuels and why new approaches are needed.

**Onur Unal**

Onur oversees Manta's business and fundraising activities. A seasoned entrepreneur with 15+ years of biotechnology industry experience, Onur has extensive experience with startups in product and business management capacities. He holds an M.S. in Pharmacology and an M.B.A. from Penn State University.


**OFFICERS**


The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Christopher Lindsay | Chief Executive Officer | Manta BioFuel, November 1, 2021 to the Present, responsible for day to day operations; PanTheryx, Inc., Executive Vice President of Business Development, April 2020- October 2021; Royal DSM, Vice President, Innovations and R&D North America, March 2018 to March 2020 | Johns Hopkins University, MS Biotechnology |
| Ryan Powell | Director, Chief Technology Officer | Manta Biofuel 2014- Present | Ph.D., Algal Biofuels - University of Maryland College Park & University of Maryland Center for Environmental Science |
| Onur Unal | Co-Founder/Advisor | Manta Biofuel 2014- Present | Penn State University |

*Indemnification*

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to DE law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

***Employees***
The Company currently employs 4 full time employees.

# CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company has issued the following classes of securities:

| | |
|---|---|
| **Type/Class of security** | Common Stock |
| **Amount Authorized** | 10,000,000 |
| **Amount outstanding** | 1,800,000 |
| **Par Value (if applicable)** | 0.0001 |
| **Voting Rights** | 1 Vote Per Share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more Common Stock which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 57.27% |

| | |
|---|---|
| **Type/Class of security** | Convertible Notes |
| **Amount Outstanding** | $150,000 |
| **Common Stock Required Upon Conversion** | 405,405 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more Common Stock which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 12.90% |
| **Conversion Terms** | The Note has a 7% annual interest rate and will convert to Common Stock at a price of $0.37 per unit. The Note matured on in 2018, however its holder has not indicated any intention to convert or call for payment. |

| | |
|---|---|
| **Type/Class of security** | Convertible Notes |
| **Amount Outstanding** | $250,000 |
| **Common Stock Required Upon Conversion*** | 75,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more Common Stock which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 2.39% |

| | |
|---|---|
| **Conversion Terms** | The Note has an 8% annual interest rate and a maturity date of September 18,2023. The note coverts at the holder's option upon a subsequent financing round of over $250,000. |

| | |
|---|---|
| **Type/Class of security** | Convertible Notes |
| **Amount Outstanding** | $100,000 |
| **Common Stock Required Upon Conversion*** | 30,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more Common Stock which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.95% |
| **Conversion Terms** | The Note has an 8% annual interest rate and a maturity date of May 20, 2021. The note coverts at the holder's option upon a subsequent financing round of over $500,000. |

*Based on $6,000,000 valuation cap

| | |
|---|---|
| **Type/Class of security** | SAFE |
| **Amount Outstanding** | $100,000 |
| **Common Stock Required Upon Conversion*** | 30,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more Common Stock which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.95% |
| **Conversion Terms** | The SAFE has an $6,000,000 valuation cap and a 25% discount. |

| | |
|---|---|
| **Type/Class of security** | SAFE |
| **Amount Outstanding** | $75,000 |
| **Common Stock Required Upon Conversion*** | 22,500 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more Common Stock which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.72% |
| **Conversion Terms** | The SAFE has an $6,000,000 valuation cap and a 25% discount. |

*Based on $6,000,000 valuation cap

| | |
|---|---|
| **Type/Class of security** | SAFE |
| **Amount Outstanding** | $20,000* |
| **Common Stock Required Upon Conversion** | 6,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more Common Stock which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.19% |
| **Conversion Terms** | The SAFE has an $6,000,000 valuation cap and a 25% discount. |

*Investor has not yet wired proceeds to the Company
**Based on $6,000,000 valuation cap

| | |
|---|---|
| **Type/Class of security** | Convertible Note |
| **Amount Outstanding** | $100,000 |
| **Common Stock Required Upon Conversion*** | 30,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more Common Stock which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.95% |
| **Conversion Terms** | The Note has an 6% annual interest rate and a maturity date of March 19, 2023. The note converts automatically upon a subsequent financing round of $2,000,000 or more at the lower of 75% of the per share price in such round or the price derived from the $6,000,000 valuation cap. The note may convert, at the holder's option, upon a subsequent financing round of less than $2,000,000 or at maturity. If no conversion occurs prior to a certain sale of the Company, the holder will receive the greater of two times the outstanding amount of the note and the amount the holder would have been entitled to receive in connection with a certain sale of the company if the outstanding amount of the note had been converted into shares of the most senior class of equity securities of the Company immediately prior to the closing of such sale. |

*Based on $6,000,000 valuation cap

| Type/Class of security | Crowd SAFE |
|---|---|
| Purchase Amount | $1,860,318.05 |
| Material Terms | Discount: 25%<br>Valuation Cap: $6,000,000 |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Company may decide to issue more Common Stock which may dilute the Security |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 23.68%* |
| Conversion Terms | The SAFE has an $6,000,000 valuation cap and a 25% discount. |

*Based on $6,000,000 valuation cap

The Company has the following debt outstanding:

| Creditor | Chesapeake Bay Seed Capital Fund |
|---|---|
| Amount outstanding | $150,000 |
| Interest Rate and Amortization Schedule | 7% |
| Maturity Date | 6/12/2020 |

| Creditor | TEDCO (Maryland Technology Development Corporation) |
|---|---|
| Amount outstanding | $100,000 |
| Interest Rate and Amortization Schedule | 8% |
| Maturity Date | 5/20/2021 |

| Creditor | Chesapeake Bay Seed Capital Fund |
|---|---|
| Amount outstanding | $250,000 |
| Interest Rate and Amortization Schedule | 8% |
| Maturity Date | 9/12/2023 |

| Creditor | Exelon |
|---|---|
| Face Value | $100,000<br>(Convertible Note, see above) |
| Interest Rate and Amortization Schedule | 6% |
| Maturity Date | 3/19/2023 |

**Ownership**

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Ryan Powell | 899,000/Common Stock | 49.9444% |
| Onur Unal | 899,000/Common Stock | 49.9444% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

## Recent Tax Return Information

| Total Income | Taxable Income | Total Tax |
|---|---|---|
| $0 | $0 | $0 |

## Operations

Manta Biofuel, Inc. ("the Company") was incorporated on June 18, 2018 under the laws of the State of DE. Before its incorporation in Delaware, the Company was organized as a Maryland limited liability company on August 4, 2014. The Company is headquartered at 11438 Cronridge Drive, Suite E, Owings Mills, MD 21117, United States. Manta Biofuel produces cost competitive renewable crude oil from algae. We grow algae in open, unlined ponds and remove the biomass from water via our proprietary magnetic harvester and nanoparticles. Our oil fights global warming, democratizes energy production to American farmers, and costs the same as fossil fuel. Further, we are leveraging our proprietary algae harvesting technology to clean lakes and ponds experiencing unwanted algal blooms due to hyper-eutrophication.

## Liquidity and Capital Resources

On July 16, 2021, the Company closed an offering pursuant to Regulation CF and raised $1,860,318.05.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

## Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Issued | Number of Securities Sold | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Convertible Note | $250,000 | 1 Convertible Note | Filing of Patents and other IP costs | September 12, 2018 | Section 4(a)(2) |
| SAFE | $100,000 | 1 SAFE | Operating expenses and capital expenditures | December 17, 2020 | Section 4(a)(2) |
| SAFE | $75,000 | 1 SAFE | Operating expenses and capital expenditures | February 1, 2021 | Section 4(a)(2) |
| Convertible Note | $100,000 | 1 Convertible Note | Operating expenses and capital expenditures | March 19, 2021 | Section 4(a)(2) |
| SAFE | $20,000 | 1 SAFE | Operating expenses and capital expenditures | April 1, 2021 | Section 4(a)(2) |
| Crowd SAFEs | $1,860,318.05 | $1,860,318.05 face value of SAFEs | Operating expenses and capital expenditures | July 16, 2021 | Reg CF |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**OTHER INFORMATION**

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

**Bad Actor Disclosure**

None.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Christopher Lindsay
_____
(Signature)

Christopher Lindsay
_____
(Name)

CEO
_____
(Title)

04 / 26 / 2022
_____
(Date)

I, Christopher Lindsay, the Chief Executive Officer of Manta Biofuel, Inc. certify that the financial statements of Manta Biofuel, Inc.  included in this Form are true and complete in all material respects.

/s/ Christopher Lindsay
_____
(Signature)

Christopher Lindsay
_____
(Name)

CEO
_____
(Title)

04 / 26 / 2022
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Ryan Powell

(Signature)

Ryan Powell

(Name)

Director

(Title)

04 / 26 / 2022

(Date)


/s/Onur Unal *Onur Unal*

(Signature)

Onur Unal

(Name)

Director

(Title)

04 / 26 / 2022

(Date)


***Instructions.***

1.　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*

# Manta Biofuel

**Accrual Balance Sheet**

For the period ending December 31, 2021



| Ending Balance 2021 | | |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ | 1,077,392.97 |
| Grants receivable | $ | - |
| **Total Current Assets** | $ | 1,077,392.97 |
| **Fixed Assets** | | |
| Equipment | $ | 111,326.69 |
| Accumulated depreciation | $ | (35,904.21) |
| **Fixed assets, net** | $ | 75,422.48 |
| **Intangible Assets** | | |
| Patents | $ | 34,135.75 |
| Accumulated amortization | $ | (5,564.72) |
| **Intangible assets, net** | $ | 28,571.03 |
| Security deposits | $ | 16,400.00 |
| **Total Assets** | $ | 1,197,786.48 |
| | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts payable | $ | 1,480.36 |
| Accrued expenses | $ | 2,466.05 |
| Related party advances | $ | 1,500.00 |
| Accrued interest | $ | 164,898.77 |
| **Total Current Liabilities** | $ | 170,345.18 |
| **Long Term Liabilities** | | |
| Convertible notes | $ | 600,000.00 |
| **Total Liabilities** | $ | 770,345.18 |
| | | |
| **Equity** | | |
| Opening Balance Equity (USED FOR COMMON STOCK) | $ | 180.00 |
| Retained Earnings | $ | (613,965.87) |
| Share-Based Compensation | $ | 1,297.00 |
| SAFE Investments | $ | 2,162,124.26 |
| Subscriptions receivable | $ | (256,101.00) |
| Distributions | $ | 11,443.21 |
| Net Income | $ | (877,536.30) |
| **Total Equity** | $ | 427,441.30 |
| | | |
| **Total Liabilities and Equity** | $ | 1,197,786.48 |

# Manta Biofuel

**Profit & Loss Statement**

For the period January 1, 2021 to December 31, 2021



| Profit & Loss Statement January 1, 2021 to December 31, 2021 | | |
|---|---|---|
| Revenues | $ | 9,567.96 |
| Cost of revenues | $ | 28,024.76 |
| **Gross profit (loss)** | **$** | **(18,456.80)** |
| | | |
| **Operating expenses** | | |
| General and administrative | $ | 246,639.99 |
| Research and development | $ | 526,479.63 |
| Rent | $ | 60,557.35 |
| Advertising and marketing | $ | 8,865.83 |
| Depreciation and amortization | $ | 14,407.93 |
| **Total operating expenses** | **$** | **856,950.73** |
| | | |
| **Net Operating Income (Loss)** | **$** | **(875,407.53)** |
| | | |
| **Other Income (Expense)** | | |
| Grant income | $ | 21,500.00 |
| Interest expense | $ | 23,628.77 |
| | | |
| **Net Income (Loss)** | **$** | **(877,536.30)** |